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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 2018

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Commission File Number: 001-38067

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Verona Pharma plc
(Exact Name of Registrant as Specified in Its Charter)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 7, 2018, Verona Pharma plc issued its interim results for the six months ended June 30, 2018 (the “Interim Results”).

The Interim Results are furnished herewith as Exhibit 1 to this Report on Form 6-K.

The Condensed Consolidated Interim Statement of Financial Position, Condensed Consolidated Interim Statement of Comprehensive Income, Condensed Consolidated Interim Statement of Cash Flows, and Condensed Consolidated Interim Statement of Changes in Equity and the notes thereto in Exhibit 1 are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-225107).

EXHIBIT INDEX

Exhibit No.	Description

1	Verona Pharma plc Interim Results for the six months ended June 30, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: August 7, 2018	By:	/s/ Jan-Anders Karlsson
		Name:	Jan-Anders Karlsson, PhD.
		Title:	Chief Executive Officer